Exhibit 99.1




NORTHERN ROCK PLC
ANNUAL OFFICER'S CERTIFICATE OF COMPLIANCE

The undersigned, a duly authorized representative of Northern Rock plc, acting as administrator (the "Administrator"), pursuant to the Seventh Amended and Restated Administration Agreement among the Administrator, Northern Rock plc, as Seller and Beneficiary, Granite Finance Trustees Limited, as Mortgages Trustee, Granite Finance Funding Limited, as Beneficiary, Granite Finance Funding 2 Limited, as Beneficiary and The Bank of New York, as Security Trustee and Funding 2 Security Trustee, dated January 19, 2005 (the "Administration Agreement"), certifies that:

1. As of the date hereof, Northern Rock plc is the Administrator of Granite Master Issuer plc.

2. A review of the activities of the Administrator during the calendar year ended December 31, 2005 and its performance under the Administration Agreement has been made under my supervision.

3. Based on such review, to my knowledge and after making appropriate enquiries, the Administrator has fulfilled its obligations under the Administration Agreement relating to Granite Master Issuer plc throughout the financial year ended December 31, 2005, except as may be set forth in paragraph 4 below.

4.   The following is a description of any exceptions to paragraph 3 above:

     None.

Capitalized terms used but not defined in this Officer's Certificate have their respective meanings set forth in the Administration Agreement, unless the context requires otherwise or unless otherwise defined in the Officer's Certificate.


IN WITNESS WHEREOF, the undersigned has duly executed this Officer's Certificate this 29th day of March 2006.



/s/ R.F. Bennett
------------------------
Name:  R.F. Bennett
Title: Group Finance Director